OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO LIBOR, ISDAFIX , OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES

MATTER DETAIL: THIS IS AN UPDATE TO THE PREVIOUSLY DISCLOSED MATTER TITLED "LIBOR SETTLEMENTS" THE CFTC, THE SEC, THE U.S. DEPARTMENT OF JUSTICE FRAUD SECTION (THE "DOJ-FS") AND ANTITRUST DIVISION, THE FINANCIAL SERVICES AUTHORITY (THE "FSA") AND THE EUROPEAN COMMISSION ARE AMONG VARIOUS AUTHORITIES CONDUCTING INVESTIGATIONS INTO SUBMISSIONS MADE BY BBPLC AND OTHER PANEL MEMBERS TO THE BODIES THAT SET VARIOUS INTERBANK OFFERED RATES, SUCH AS LIBOR AND THE EURO INTERBANK OFFERED RATE. ON JUNE 27, 2012, BBPLC ALONG WITH ITS PARENT BPLC AND BCI (A BBPLC SUBSIDIARY) ANNOUNCED THAT THEY HAD REACHED A SETTLEMENT WITH THE CFTC. A PENALTY OF $200 MILLION WAS PAID BY BBPLC IN CONNECTION WITH THE CFTC SETTLEMENT. ON JUNE 27, 2012, BBPLC ALSO ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE FSA (USD EQUIVALENT OF $93 MILLION PENALTY PAID BY BBPLC) AND THE DOJ-FS ($160 MILLION PENALTY PAID BY BBPLC). THESE THREE SETTLEMENTS WERE MADE BY ENTRY INTO A SETTLEMENT ORDER AGREEMENT WITH THE CFTC, A NON-PROSECUTION AGREEMENT WITH THE DOJ-FS AND A SETTLEMENT AGREEMENT WITH THE FSA (FSA REFERENCE NUMBER 122702). FOLLOWING THE SETTLEMENTS ANNOUNCED IN JUNE 2012, 31 US STATE ATTORNEYS GENERAL COMMENCED THEIR OWN INVESTIGATIONS INTO LIBOR, EURIBOR AND THE TOKYO INTERBANK OFFERED RATE. THE NEW YORK ATTORNEY GENERAL, ON BEHALF OF THIS COALITION OF ATTORNEYS GENERAL, ISSUED A SUBPOENA IN JULY 2012 TO BBPLC (AND SUBPOENAS TO A NUMBER OF OTHER BANKS) TO PRODUCE WIDE-RANGING INFORMATION AND HAS SINCE ISSUED ADDITIONAL INFORMATION REQUESTS TO BBPLC FOR BOTH DOCUMENTS AND TRANSACTIONAL DATA. BBPLC IS RESPONDING TO THESE REQUESTS ON A ROLLING BASIS. IN ADDITION, FOLLOWING THE SETTLEMENTS THE SFO ANNOUNCED IN JULY 2012 THAT IT HAD DECIDED TO INVESTIGATE THE LIBOR MATTER, IN RESPECT OF WHICH BBPLC HAS RECEIVED AND CONTINUES TO RESPOND TO REQUESTS FOR INFORMATION. THE COMMISSION HAS ALSO BEEN CONDUCTING INVESTIGATIONS INTO THE MANIPULATION OF, AMONG OTHER THINGS, EURIBOR. ON 4 DECEMBER 2013, THE COMMISSION ANNOUNCED THAT IT HAS REACHED A SETTLEMENT WITH THE GROUP AND A NUMBER OF OTHER BANKS IN RELATION TO ANTI-COMPETITIVE CONDUCT CONCERNING EURIBOR. THE GROUP HAD VOLUNTARILY REPORTED THE EURIBOR CONDUCT TO THE COMMISSION AND COOPERATED FULLY WITH THE COMMISSION'S INVESTIGATION. IN RECOGNITION OF THIS COOPERATION, THE GROUP WAS GRANTED FULL IMMUNITY FROM THE FINANCIAL PENALTIES THAT WOULD OTHERWISE HAVE APPLIED. THE CFTC AND THE FCA ARE ALSO CONDUCTING SEPARATE INVESTIGATIONS INTO HISTORICAL PRACTICES WITH RESPECT TO ISDAFIX, AMONGST OTHER BENCHMARKS. BBPLC HAS RECEIVED AND CONTINUES TO RESPOND TO SUBPOENAS AND REQUESTS FOR INFORMATION. VARIOUS REGULATORY AND ENFORCEMENT AUTHORITIES, INCLUDING THE FCA IN THE UK, THE CFTC, THE DOJ, THE SEC AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES IN THE US, AND THE HONG KONG MONETARY AUTHORITY, ARE INVESTIGATING FOREIGN EXCHANGE TRADING, INCLUDING POSSIBLE ATTEMPTS TO MANIPULATE CERTAIN BENCHMARK CURRENCY EXCHANGE RATES OR ENGAGE IN OTHER ACTIVITIES

THAT WOULD BENEFIT THEIR TRADING POSITIONS. CERTAIN OF THESE INVESTIGATIONS INVOLVE MULTIPLE MARKET PARTICIPANTS IN VARIOUS COUNTRIES. BBPLC HAS RECEIVED ENQUIRIES FROM CERTAIN OF THESE AUTHORITIES RELATED TO THEIR PARTICULAR INVESTIGATIONS, AND FROM OTHER REGULATORS INTERESTED IN FOREIGN EXCHANGE ISSUES. THE GROUP IS REVIEWING ITS FOREIGN EXCHANGE TRADING COVERING A SEVERAL YEAR PERIOD THROUGH OCTOBER 2013 AND IS COOPERATING WITH THE RELEVANT AUTHORITIES IN THEIR INVESTIGATIONS.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:31:12 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association